Exhibit 21.1

Subsidiaries of Registrant

Subsidiary	Jurisdiction of Incorporation
Lantronix International AG	Switzerland
Lantronix UK Ltd.	United Kingdom
Lantronix Netherlands B.V.	Netherlands
Lantronix Hong Kong Ltd.	Hong Kong
Lantronix Australia Pty. Ltd.	Australia
Lantronix Japan K.K.	Japan

Lantronix Europe GmbH	Germany